UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-39005

SUNDIAL GROWERS INC.

(Registrant’s name)

#200, 919 – 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

The audited consolidated financial statements of Sundial Growers Inc. (the “Company”) as at and for the year ended December 31, 2019, ten months ended December 31, 2018, and the year ended February 28, 2018 are filed under cover of this Current Report on Form 6-K as such financial statements have been recast to separately present discontinued operations from continuing operations to reflect the disposition of the Company’s Bridge Farm operations pursuant to the sale by Sundial UK Limited of all of the issued and outstanding shares and loan notes of Project Seed Topco Limited on June 5th, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDIAL GROWERS INC.

Date: October 13, 2020	By:	/s/ Jim Keough
		Name:	Jim Keough
		Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	Consolidated Financial Statements of Sundial Growers Inc. as at and for the year ended December 31, 2019, ten months ended December 31, 2018 and the year ended February 28, 2018

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	To be filed by amendment